

MAIL STOP 3561

August 24, 2007

Robert J. Hanks
Chief Executive Officer
Harbor Acquisition Corporation
One Boston Place, Suite 3630
Boston, Massachusetts 02108

RE: Harbor Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
Amendment 4 Filed July 23, 2007
File No. 001-32688

Dear Mr. Hanks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment one from our letter dated July 12, 2007 and the additional disclosure on pages 36 and 69. Please revise to indicate that you experienced a decrease in your non-GAAP numbers for the second quarter and first six months of 2007, as disclosed in your form 8-K filed on August 16, 2007.

2. We note your response to comment five from our letter dated July 12, 2007. We note that the revised procedures added to the fourth amendment of your proxy statement still result in additional burdens to electing to convert, including procedures and possible expenses associated with shares held in street name. We reissue prior comment five.

Please advise us on what basis you believe the additional steps related to conversion are consistent with the disclosure set forth in the Form S-1.

3. With respect to prior comments 11 and 12, please disclose all costs involved with the conversion procedures you are now proposing. As non-exclusive examples, tell us if it is likely that brokers, banks, or other institutions through which shareholders hold shares in street name will charge for electronically delivering shares to your transfer agent, or if shareholders would be charged by anyone if they electronically transfer their shares and later decide not to convert.

4. We note your response to comments seven, eight and nine and revised disclosure on page 10 and elsewhere. Please revise to clarify the nature and number of required documents. Can the instructions be included with the other written document so that shareholders only have to send one document? Is a certificate different from "instructions"? Does a "certificate" have to be notarized? Please revise accordingly. Can the documents be delivered electronically, by fax, or by email? By what date must the documents be received by the transfer agent? May the documents be handwritten if legible? Does a shareholder electing conversion have to contact her bank or brokerage firm? By what date must she do so?

Also, with respect to each document's instructions to the transfer agent, please revise to provide the actual language that is required. The language should be set apart by quotation marks or brackets with spaces where the individual must add personal information and the number of shares.

5. We note your response to comment nine from our letter dated July 12, 2007. Please disclose, to the best of your knowledge, the approximate percentages of your shareholders that hold in "street name" and as record holders. It appears from your response that 100% hold shares in "street name." Explain how shareholders may determine the nature of their ownership in order to be sure to comply with the correct representations and actions. Also, briefly clarify the term "street name."

Letter to Stockholders

6. We note the discussion here and throughout your proxy of the annualized return on the initial $3.0 million invested by the funds affiliated with Harbor. Please revise in all locations to disclose such amounts in both real and annualized terms.

7. We note your response to comment 18 from our letter dated July 12, 2007. Revise to state when you expect profits distributions will be payable to such individuals.

Questions and Answers About the Proposals, page 1

8. Please revise to fill in the blanks in the answer to the question "Who will manage the

acquired company?"

9. We note your response to comments 19 and 31 from our letter dated July 12, 2007. The carryover paragraph on page three and the last full paragraph on page 77 are confusing. Our comments sought disclosure of whether Harbor's board considered Elmet's significant level of debt in evaluating the proposed transaction. Based on your revised disclosure, it appears that the board did not consider Elmet's leveraged nature or compare it to the level of debt of comparable companies or other targets of Harbor. If this understanding is correct, please revise the summary, risk factors and page 77 to disclose that Harbor's board did not consider Elmet's significant level of debt in comparing the proposed transaction to any of Harbor's other acquisition targets or in weighing the factors relevant to its approval of the stock purchase agreement. Alternatively, if our understanding is incorrect, please revise to clearly explain the Harbor board's consideration of Elmet's extensive debt in analyzing Elmet's value, separate and distinct from any consideration of Harbor's trust funds or any valuation based on EBITDA, comparable company multiples, or other metric that does not take into account debt obligations.

10. In connection with the preceding comment, we note your discussion on page six and elsewhere that the personal financial interests that each of the five Harbor directors have in Elmet "will be essentially the same irrespective of whether Harbor or some other party acquires Elmet." Please revise here, page 64 and where appropriate to clarify that the special committee's "connections, affiliations or relationships" constitute an interest in the transaction that would not exist if Harbor had determined to acquire a company without such connections, affiliations or relationships.

11. We note your response to comments 21 and 28, and revised disclosure on page 59 and elsewhere. You state in your response that none of Harbor's directors, officers or advisors had any knowledge of plans relating to the sale of Elmet. We note that dates in the second full paragraph on page 59 relating to Harbor affiliates' participation in Elmet's strategic planning and possible sale (including January 18, 2006, July 20, 2005, and December 2005) postdate Harbor's issuance of shares to founders in June 2005. We also note that any participation in Elmet meetings, as observers, attendees, or otherwise, between December 2005 and late April 2006 occurred prior to the time Harbor's Form S-1 was declared effective. Without limiting consideration to the dates on page 59, please revise to address what measures, if any, were taken by the individuals identified in the paragraph to ensure that their involvement in Elmet's activities was exclusively "in their capacity" as board members, investors, observers, or attendees of Elmet's activities, and not in any way in their capacity as insiders or parties interested in Harbor's SPAC.

12. We note your response to comments 22 and 25 from our letter dated July 12, 2007. Please revise to clarify how Mr. Jensen will "realize the benefits of the acquisition," and disclose in quantified terms on pages 2, 17, 30, and where appropriate the cash and equity consideration to be received by Mr. Jensen, who will continue as the combined

company's CEO.

Risk Factors, page 30

13. We note in reference to comment one your discussion of "adjusted EBITDA" and its improvement from 2005 to 2006 on page 36.   In previous comment letters we discussed the appropriate location in the document for discussion of non-GAAP measures. Please revise to remove reference to "adjusted EBITDA" from this area of the document or provide all of the disclosures required by Item 10(e) of Regulation S-K.

14. We note your response to comment 24 from our letter dated July 12, 2007 and the added disclosure on page 40. Please disclose the amount of revenue that may be lost from the end of the arrangement with your "purchased products" supplier, along with the timeframe. Please disclose when the notice period with respect to the Philips agreement ends. In both cases, please disclose the amounts to be lost in both real and percentage terms.

Background of the Acquisition, page 52

15. We note your response to comment 28 and the disclosure contained on page 60. Given the existence of Elmet's multiple connections to Harbor as a result of investor representatives, a mutual director, meeting attendees and observers, etc., please revise to address steps taken by Elmet, if any, to contact Harbor directly instead of through Bigelow.

16. It appears that the $90 million valuation you provide for the September 2005 recapitalization included funded debt. If you add the funded debt arranged for the proposed transaction with Harbor, it appears that the appropriate comparison to Elmet's current value would include all funded debt, which is significantly higher than the $124 to $152 million range of consideration for the proposed transaction. Please revise or advise.

17. We note your response to comment 30 and the disclosure added to page 67. Please revise to clarify, without including quantitative details, that your non-GAAP numbers decreased for the period ending June 30, 2007 compared to the same period in 2006.

Fairness Opinion, page 81

18. We note your response to comment 34 from our letter dated July 12, 2007. Please revise page 67 to disclose, as indicated in the last paragraph of your response to comment 34, that Harbor believes that any inconsistencies which may now exist between current circumstances and the assumptions upon which the September 2005/October 2006 projections provided by Elmet are not sufficiently material to result in any significant risk to Harbor's stockholders.

Directors and Executive Officers, page 163

19. We note your response to comment 38 from our letter dated July 12, 2007 and reissue the comment. Please revise accordingly. The revised disclosure may be tailored to take into account Elmet's status as a smaller non-public company with compensation policies and procedures that may be less comprehensive than those of larger public companies.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Babette Cooper at (202) 551-3396 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or James Lopez, who supervised the review of your filing, at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc: John D. Chambliss (by facsimile)
       Facsimile: 617-305-3160